January 21, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention: Gary Todd, Accounting Reviewer

Re:	Franklin Electric Co., Inc.

Form 10-K for the fiscal year ended January 3, 2009

Filed March 4, 2009

Form 10-Q for the quarterly period ended October 3, 2009

File No. 000-00362

Dear Mr. Todd:

We are in receipt of your comment letter dated December 28, 2009 to Franklin Electric Co., Inc. (the “Company”).  On behalf of the Company, we have addressed your comment letter by reproducing each comment below in bold text and providing the Company’s response immediately following.  We have also provided supplemental information as requested or where we believe appropriate to the response.

Form 10-K for the fiscal year ended January 3, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Restructuring Expenses, page 15

1.
Regarding the restructuring plans implemented during 2008 and 2009, in future filings please provide quantified disclosure of the expected cost savings from the exit plans and identify the period when you expect to first realize those benefits.  For guidance on MD&A disclosures about exit plans, please refer to SAB Topic 5-P.

Company Response

For example purposes we have provided the following proposed future filing MD&A restructuring language to quantify the estimated cost savings and provide guidance for when the benefits will be realized.

Restructuring Expenses
There were $X.X million of nonrecurring restructuring expenses in 2009 compared to $2.2 million in 2008.

In December 2008, the Company announced Phase 3 of its Global Manufacturing Realignment Program for its manufacturing facilities in North America and Brazil.  Under Phase 3 in North America the Company is continuing the rationalization of manufacturing capacity between the manufacturing complex in Linares, Mexico and its other North American plants. Initially, Phase 3 of the realignment plan included the phased move of approximately 500,000 man hours of manufacturing activity to Linares, approximately 80 percent of which was from Siloam Springs, Arkansas. The transfer was largely complete as of June, 2009 and reduced manufacturing labor and overhead costs. The cost savings related to lower manufacturing labor and overhead costs (i.e., cost of sales), based on 2008 volumes and other operating variables in 2008, were estimated to be about $x.x million annually. These cost savings reduce inventory costs.  They are realized when the lower cost inventory is shipped (usually 1 to 2 quarters after production) and are impacted by sales and production volumes. The Company began to realize cost savings in the third quarter of 2009.  The Company’s expected cost savings for Phase 3 are as estimated above.

The Company incurred pretax charges for Phase 3 restructuring expenses of $X.X million ($2.2 million in 2008 and $X.X million in 2009) including severance expenses, pension charges, asset write-offs, and equipment relocation costs.  Approximately two thirds of these charges were non-cash. The Linares facility is projected to have available capacity to absorb additional manufacturing activity and the Company is in the process of developing plans to further rationalize manufacturing operations in 2010.

Item 9A.  Controls and Procedures, page 59

2.
We note that you refer to “disclosure controls and procedures” as defined in the Exchange Act but that your officers only concluded that disclosure controls and procedures were effective “in bringing to their attention on a timely basis material information relating to the Company to be included in the Company’s periodic filings under the Exchange Act.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).  This comment also applies to effectiveness conclusions in your quarterly reports.

Company Response

The Company will eliminate the language after the word “effective” in future filings.  Below is an example of the language for future filings.

ITEM 9A. CONTROLS AND PROCEDURES
As of the end of the period covered by this report (the “Evaluation Date”), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Exhibits 31.1 and 31.2

3.
The certifications pursuant to section 302 of the Sarbanes-Oxley Act of 2002 are representations made by the CEO and CFO of the registrant in an individual capacity and not as members of management or officers of the Company.  Please revise the certifications in future filings to remove the title from the first sentence of the certifications.  Refer to Item 601 of Regulation S-K.

Company Response

The Company will remove the title from the first sentence of the certifications in future filings.  Below is an example of the language for future filings.

EXHIBIT 31.1
CERTIFICATIONS

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, R. Scott Trumbull, certify that:

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John J. Haines, certify that:

Form 10-Q for the quarterly period ended October 3, 2009

Note 2.  Accounting Pronouncements, page 8

4.
We note the redeemable non-controlling interest recorded as mezzanine equity on the balance sheet and the disclosure on page 8 that the redeemable non-controlling interest relates to an acquisition-related put option.  Please address the following comments regarding the redeemable non-controlling interest in your response and in future filings:

•	Describe the nature and terms of the put option. Also, identify the entity involved.

•	Describe the accounting for the put option and the rationale in GAAP for that accounting.

•	Clarify why the put option is classified in the mezzanine of balance sheet.

Company Response

Below is an example of the future disclosure for the Company’s redeemable non-controlling interest.  The Company will create a new note specific to the appropriate disclosure requirement in future filings.  The accounting for the put option was found in the following literature: ASC 805, formerly FAS 141(R); ASC 480-10-S99-3A, formerly EITF Topic D-098; ASC Topic 810, Consolidations.

NOTE X: REDEEMABLE NONCONTROLLING INTERESTS
On January 16, 2009, the Company completed the acquisition of 75 percent of Vertical S.p.A.  The 25 percent noncontrolling interest was recorded at fair value as of the acquisition date.   The noncontrolling interest holders have the option, which is embedded in the noncontrolling interest, to require the Company to redeem their ownership interests between November 17, 2013 and January 16, 2014.  The cash payment upon redemption will be derived using a specified formula based on an earnings multiple adjusted by the net debt position of Vertical, subject to a redemption floor value.  The combination of a noncontrolling interest and a redemption feature resulted in a redeemable noncontrolling interest.  The put option is not separated from the noncontrolling interest as an embedded derivative, because the noncontrolling interest is not readily convertible to cash.

The noncontrolling interest is redeemable at other than fair value as the redemption value is determined based on a specified formula, as described above.  The noncontrolling interest  becomes redeemable after the passage of time, and therefore the Company records the carrying amount of the noncontrolling interest at the greater of 1) the initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss and its share of other comprehensive income or loss and dividends (“carrying amount”) or 2) the redemption value which is determined based on the greater of the redemption floor value or the then-current specified earnings multiple.    According to FASB ASC 810, Consolidation, the redeemable noncontrolling interest is classified outside of permanent equity, as a mezzanine item, in the balance sheet.

According to the authoritative accounting guidance for redeemable noncontrolling interests issued in the form of common securities, to the extent that the noncontrolling interest holder has a contractual right to receive an amount upon share redemption that is other than the fair value of such shares, then the noncontrolling interest holder has, in substance, received a dividend distribution that is different from other common shareholders. Therefore, adjustments to the noncontrolling interest to reflect the redemption amount should be reflected in the computation of earnings per share using the two-class method. Under the two-class method, the Company has elected to treat as a dividend only the portion of the periodic redemption value adjustment (if any) that reflects a redemption value in excess of fair value.  No adjustment to the carrying amount of the noncontrolling interest was necessary in 2009, and therefore, no adjustment to the earnings per share computation was necessary.

The redeemable noncontrolling interest is currently recorded as the carrying amount under ASC 810 as it exceeds the redemption value.  Since no redemption value adjustments were necessary in 2009, there were no incremental adjustments in the earnings per share computation.

__________________________________

As requested by the Commission staff’s letter, the Company hereby acknowledges that:

1)      The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2)      Staff comments or changes to disclosure in response to staff comments do not foreclose theCommission from taking any action with respect to the filing; and

3)      The Company may not assert staff comments as a defense in any proceeding initiated by theCommission or any person under the federal securities laws of the United States.

Please contact Ron Ryninger, Corporate Controller, at (260) 827-5417 or me at (260) 827-5442 should you have any questions regarding our responses or any related matters.

Sincerely,

Franklin Electric Co., Inc.

By:           /s/ John J. Haines

Vice President and Chief Financial Officer